UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía, the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the fiscal year and quarter ended on December 31, 2019.

Buenos Aires, March 10, 2020

Stock Information

Basis of Presentation

The Company adopted the FC US$ for the reporting of its financial information, effective as from January 1, 2019. However, the information of the comparative periods is reported in L&CC as of December 31, 2018, which are shown in US$ converted by closing FX. Moreover, Edenor, Transener, OldelVal, Refinor and TGS continue recording their operations under L&CC, therefore their figures are adjusted by inflation (for further information, see section 2 of this Earnings Release or footnote 3 of Pampa’s FS).

For the convenience of the reader, it is shown as supplementary information for each segment’s quarterly comparative period the figures recorded in L&NC expressed in US$ at average FX, except for the distribution segment and subsidiaries under L&CC, which comparative quarter’s figures are shown in L&CC as of December 31, 2019 and expressed in US$ at closing FX.

Main Results for the Fiscal Year 2019

Consolidated net revenues of US$2,836 million[1], 3% lower than the US$2,920 million recorded in the fiscal year 2018, due to decreases of 15% in oil and gas, 5% in petrochemicals, 44% in holding and others, and higher eliminations due to intersegment sales of US$205 million, partially offset by increases of 35% in power generation and 1% in electricity distribution.

ð Power Generation of 15,582 GWh from 15 power plants[2]

ð Electricity sales of 19,974 GWh to 3.1 million end-users

ð Production of 48.2 thousand boe per day of hydrocarbons

ð Sales of 343 thousand tons of petrochemical products

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Share capital net of repurchases,
as of March 9, 2020:
1,626.4 million ordinary shares /
65.1 million ADSs

Market Capitalization:
AR$61.8 billion / US$720 million

For further information, contact:

Gustavo Mariani
Chief Executive Officer – CEO

Ricardo Torres
Executive Vice-President

Mariano Batistella
Executive Director of Planning, Strategy, Downstream & Affiliates

Lida Wang
Investor Relations Officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

1 Under the IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa’s FS, being its equity income shown as ‘Results for participation in associates/joint businesses’.

2 Includes the operation of CTEB and PEMC, assets co-controlled by Pampa and of which holds 50% of equity stake.

Pampa Energía ● Q4 19 Earning Release ● 1

Consolidated adjusted EBITDA3 for continuing operations of US$915 million, 9% lower than the US$1,001 million for 2018, mainly due to decreases of 31% in electricity distribution, 34% in oil and gas, and 15% in holding and others, partially offset by increases of 20% in power generation, US$29 million in petrochemicals and higher intersegment eliminations of US$1 million.

Consolidated gain attributable to the owners of the Company of US$692 million, US$468 million higher than the US$224 million gain in 2018, mainly due to the on-time non-cash gain for the settlement of Edenor’s regulatory liabilities and lower accrual of losses from FX difference as a result of change to FC US$, partially offset by decrease at operating margins in electricity distribution and oil and gas.

Main Results for the Q4 194

Consolidated net revenues of US$702 million, a 10% higher than the US$640 million recorded for the Q4 18, explained by increases of 2% in power generation and 37% in electricity distribution, partially offset by decreases of 22% in oil and gas, 2% in petrochemicals, 45% in holding and others, and higher eliminations due to intersegment sales (US$10 million).

ð Power Generation of 3,805 GWh from 15 power plants

ð Electricity sales of 4,745 GWh to 3.1 million end-users

ð Production of 47.7 thousand boe per day of hydrocarbons

ð Sales of 91 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of US$170 million, 3% higher compared to the US$165 million reached at Q4 18, due to increases of 9% in power generation, US$8 million in electricity distribution, lower losses of US$18 million in petrochemicals and higher intersegment eliminations for US$2 million, partially offset by decreases of 56% in oil and gas and 11% in holding and others.

Consolidated gain attributable to the owners of the Company of US$9 million, US$280 million lower than the gain of US$289 million in Q4 18, mainly due to lower RECPAM recorded, due to the passive net monetary position allocated to the electricity distribution segment, lower gains from the participation in joint businesses and affiliates, and a higher loss from impairment of fixed assets.

Information about the Conference Call

There will be a conference call to discuss Pampa’s Q4 19 results on Wednesday March 11, 2020 at 10:00 a.m. Eastern Standard Time / 11:00 a.m. Buenos Aires Time.

The host will be Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please connect to http://bit.ly/PampaWebPhone or dial +54 (11) 3984-5677 in Argentina, +1 (844) 717-6837 in the United States or +1 (412) 317-6394 from any other country. Participants of the conference call should use the identification password ‘Pampa Energía’ and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at http://bit.ly/PampaQ419Call. Please download the Q4 19 Conference Call Presentation from our IR website.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en ✓ www.cnv.gov.ar	✓ www.sec.gov ✓ www.bolsar.com

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3 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For more information, see section 3 of this Earnings Release.

4 The financial information presented in this document for the quarters ended on December 31, 2019 and of 2018 are based on FS prepared according to IFRS in force in Argentina, corresponding to the fiscal years of 2019 and 2018, and the nine-month periods ended on September 30, 2019 and 2018, respectively.

Pampa Energía ● Q4 19 Earning Release ● 2

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Pampa Energía ● Q4 19 Earning Release ● 3

1.        Relevant Events

1.1       Power Generation Segment

Update to the Remuneration Scheme for Capacity without PPAs5

On February 27, 2020, SE Res. No. 31/20 was published in the BO, which modified certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as from February 1, 2020. The new Res. converts the entire remuneration scheme to the local currency at a FX of AR$60/US$, and establishes an update factor as from the second month of its application, which follows a formula consisting of 60% CPI and 40% PPI.

Compared to the previous pricing scheme and considering a FX AR$60/US$ , mainly for thermal power plants with guaranteed power capacity exceeding 42 MW, the capacity remuneration was reduced by 14% in the summer (December – February) and winter (June – August) periods, and by 18% for the rest of the year, whereas the decrease was 45% over the entire year for thermal units with a capacity exceeding 42 MW without a DIGO declaration and for hydroelectric power plants, the latter with the exception of medium (-12%) and large (+10%) pumping units. Moreover, thermal power plants with a capacity lower than 42 MW were the only ones to remain unchanged.

As stipulated in SRRYME Res. No. 1/19, the SE Res. No. 31/20 provides for the application of a coefficient arisen from the unit’s average utilization factor during the last twelve months to the power capacity remuneration. Although the formula remained unchanged for internal combustion engines smaller than 42 MW, in all other cases, if the load factor is lower than 30%, 60% of the power capacity payment is collected.

As regards the remuneration for generated and operated energy, they remained virtually unchanged in US$ at a AR$60/US$ FX, though they were set in AR$.

Finally, this Res. incorporates an additional remuneration in the hours of high thermal dispatch (known as HMRT), which consist of the 50 recorded hours with the highest thermal generation dispatch each month, grouped in two blocks of 25 hours each. For thermal power plants, a base power capacity of AR$37,500/MW-HMRT was set, whereas for hydroelectric power plants, it ranged between AR$27,500/MW-HMRT and AR$35,000/MW-HMRT (depending on size and pumping); in all cases applying 1.2 and 0.6 factors for the first and second 25 HMRT, respectively, during the summer and winter periods, and a 0.2 and 0 factors for the first and second 25 HMRT, respectively, during the rest of the year.

Centralization of Fuel Procurement for Power Plants in CAMMESA

The MDP Res. No. 12/19, effective as from December 30, 2019, abrogated SGE Res. No. 70/18 and restored the centralization in CAMMESA of fuel procurement, a measure that does not cover generators with Energía Plus PPAs in place.

Situation at TMB and TJSM

On January 6 and February 2, 2020 matured the PPAs between CAMMESA and the BICE, in its capacity as trustee and acting on behalf of the Trusts6, for the purchase of energy produced by TMB and TJSM, respectively. Consequently, as from these dates, the remunerations collectable by such power plants are those stipulated for capacity without PPAs.

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5 For further information, see section 5.1 of our 2019 Annual Report.

6 The ‘Timbúes Thermal Power Plant’ and ‘Manuel Belgrano Thermal Power Plant’ Trust agreements executed on June 4, 2006 among CAMMESA, in its capacity as the WEM’s Funds and Accounts Administrator, acting as trustor; the BICE, acting as trustee, and the SE, as the WEM’s funds regulatory authority.

Pampa Energía ● Q4 19 Earning Release ● 4

In parallel, the respective Trust agreements terminated, a milestone that triggered the process for the incorporation of the Federal Government as a shareholder of TMB and TJSM. Once completed, the trustee will transfer the trust assets —including such power plants— to the beneficiary of the Trust, which are the managing companies, including Pampa.

As TMB and TJSM’s operating and maintenance contracts also terminated on the above-mentioned dates, on January 3, 2020, the applicable addenda to the management contracts were executed extending their tenure until the actual transfer of each Trust’s liquidation assets, setting a new remuneration for such management.

1.2       Oil and Gas Segment

Natural Gas for Power Generation

For 2020 consumptions, as of this date CAMMESA has launched successive monthly tenders. On December 27, 2019, it tendered for January 2020 gas consumptions at an average PIST price of US$1.73/MBTU in the Neuquina Basin. However, on January 29, 2020, a tender for gas was launched for the month of February 2020, but on a partially binding basis with 30% DoP, the resulting average PIST price for the Neuquina Basin amounting to US$2.59/MBTU. CAMMESA replicated this methodology for the March 2020 tender, obtaining an average PIST price of US$2.42/MBTU for the Neuquina Basin. Pampa took part in said gas auctions.

FX Difference between Gas Producers and Distributors

As regards receivables accrued on account of FX differences between the price of the gas purchased by gas distributors and that recognized in their final tariffs accrued between April - October 2018, the ENARGAS Res. No. 735/19 issued on November 12, 2019, approved the payment to producers and IEASA through gas distribution companies for a total amount of AR$24,525 million7, of which AR$1,219 million corresponded to Pampa. As of December 31, 2019, the first installment of AR$41 million has been collected, whereas 29 installments and the applicable updates are still pending of collection.

1.3       Solidarity Law

On December 23, 2019, the Solidarity Law No. 27,541 entered into effect, which declares a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and vests in the PEN the powers conferred by such Law until December 31, 2020.

Among the main measures affecting Pampa, it was provided that tariff schemes for electricity and natural gas under federal jurisdiction will be maintained for a maximum term of up to 180 days. On December 27, 2019, the ENRE instructed Edenor to maintain the tariff schedules in force since May 1, 2019, halting the semiannual updates that should have been applied since February 2020 for Edenor and Transener, the CPD update deferred for Edenor in August 2019, as well as scheduled increases in the seasonal price for GU and non-residential users. Furthermore, gas tariff increases that had been previously deferred in October 2019 and should have been applied since February 20208, both on account of cost variations in TGS’s regulated business as well as the price variation in AR$ of natural gas as a raw material sold by our E&P business. As of the date hereof, ENARGAS has not issued any regulation in this respect.

Besides, this law also delegates in the PEN the power to begin an extraordinary tariff review for up to 180 days, and to provide for the administrative intervention of the ENRE and the ENARGAS for a term of up to one year.

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7 Original value of AR$19,532 million as of September 30, 2019 pursuant to ENARGAS Res. No. 735/19.

8 It has been deferred until February 1, 2020 pursuant to SGE Res. No. 521/19, 751/19 and 791/19.

Pampa Energía ● Q4 19 Earning Release ● 5

Furthermore, ENRE is maintained as Edenor’s regulatory authority, effective until December 31, 2020. Therefore, Edenor is currently unaware of the guidelines to follow regarding shantytowns with community meters for non-recognized and future periods, stipulated in the Framework Agreement.

Regarding tax topics, for fiscal years 2020 and 2021 included, the scheduled income tax rate decrease is suspended, remaining at 30%, and the rate increase in the tax on dividends is postponed, remaining at 7%. Besides, a new mechanism to charge the tax inflation adjustment was established for the next two fiscal years as from 2019. Furthermore, the hydrocarbon export duty calculation scheme was amended, stipulating that the rate may not exceed 8% of the taxable value, and this tax may not decrease the PIST for the payment of royalties. However, as of this date this item has not been regulated and, pursuant to PEN Executive Order No. 793/18, the applicable export duty rate is 12%.

1.4       Transener: News on the Power Service Outage Event

In relation to the total outage event that took place on June 16, 2019 as a result of the concurrence of multiple shortcomings within the SADI, on November 6, 2019, the ENRE filed charges against Transener on account of the unavailability recorded in June 2019, including the previously described event, for a total AR$92 million. Transener submitted its discharge on December 9, 2019 and, as of the date hereof, it has not been notified by the ENRE of the applicable penalty.

1.5       TGS: Vaca Muerta Midstream Project

In April 2018, the construction of the 147-km gathering gas pipeline in the Vaca Muerta formation started (71-mile Northern tranche, 20-mile Southern tranche), with a total daily transportation capacity of 2.1 bcf, as well as the construction of a plant in the town of Tratayén, with an initial conditioning capacity of 177 mcf/day and modularly expandable to 2 bcf/day.

On November 3, 2019, 35 miles of the Northern tranche were commissioned, connecting the Rincón la Ceniza field with the Southern tranche of this gas pipeline and, on December 12, 2019, the remaining section of the Northern tranche was commissioned, which connects Los Toldos I Sur to Rincón la Ceniza block and the conditioning plant.

The project’s total investment amounted to US$260 million. However, in February 2020 TGS approved the expansion of the conditioning plant by 2.6 million m3/day, which commissioning is expected for the second half of 2021 and will require an additional US$15 million investment. The project includes the installation of a butane extraction unit and the construction of facilities for the storage and dispatch of liquid fuels.

1.6       Buyback of Own Financial Securities

Pampa

As of March 9, 2020, Pampa’s outstanding capital stock amounts to 1,626,4 million common shares (equivalent to 65.1 million ADRs).

Pampa
	Repurchase Program V	Repurchase Program VI
Maximum amount for repurchase	US$50 million	US$27.02 million
Maximum price	US$0.58/ordinary share or US$14.5/ADR	US$0.52/ordinary share or US$13/ADR
Period in force	120 days since Nov 11, 2019	120 days since Mar 11, 2020
Repurchases to date	3,437,603 ADRs @ US$13,03/ADR	0 ADRs
Progress	90% - Complete	0% - In process

Note: Repurchases are deemed to be effected transactions.

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Pampa Energía ● Q4 19 Earning Release ● 6

Edenor

In 4Q19, Pampa acquired Edenor’s ADRs at an average cost of US$4.9 per ADR. Thus, the Company’s equity interest amounts to 54.4% of Edenor’s issued capital stock.

Furthermore, in November 2019 Edenor repurchased a total of US$25 million FV of its 2022 CBs at an average clean price of US$71.6 per US$100 FV9. In addition to those already held in treasury, Edenor accumulates a total of US$39 million FV. Thus, as of the date hereof, outstanding CBs amount to US$137 million.

TGS

On November 19, 2019 and March 6, 2020, TGS’s Board of Directors approved the fifth and sixth program, respectively, under the following terms and conditions:

TGS
	Repurchase Program IV	Repurchase Program V	Repurchase Program VI
Maximum amount for repurchase	AR$3.2 billion	AR$4.0 billion	AR$2.5 billion
Maximum price	AR$116/ordinary share or US$10.5/ADR	AR$130/ordinary share or US$10.5/ADR	AR$140/ordinary share or US$8.5/ADR
Period in force	90 days since Aug 27, 2019	120 days since Nov 20, 2019	180 days since Mar 10, 2020
Repurchases to date	6,944,525 ADRs @ US$7.10/ADR	4,047,950 ADRs @ US$6.16/ADR	0 ADRs
Progress	18% - Complete	38% - Complete	0% - In process

Note: Repurchases are deemed to be effected transactions.

As of March 9, 2020, TGS’s outstanding capital stock amounts to 771.7 million common shares (154.3 million ADRs).

Furthermore, in 4Q19 Pampa purchased TGS’s ADRs at an average acquisition cost of US$6.1 per ADR. Thus, the Company’s direct and indirect shareholdings amount to 27.2% of TGS’s issued capital stock.

Transener

In 2019, Transener repurchased a total of US$7 million FV of its 2021 CBs at an average clean price of US$96.1 FV. Thus, outstanding CBs as of this date amount to US$91.5 million.

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9 It includes US$19.1 million FV of 2022 CBs that Pampa held in treasury, acquired by Edenor.

Pampa Energía ● Q4 19 Earning Release ● 7

2.        Financial Highlights

2.1       Consolidated Balance Sheet

Figures in million	FC US$ as of 12.31.2019		L&CC as of 12.31.2018
	AR$	US$ FX 59.89	AR$	US$ FX 37.7
ASSETS
Property, plant and equipment	210,056	3,507	125,005	3,316
Intangible assets	9,068	151	6,080	161
Right-of-use assets	930	16	-	-
Deferred tax assets	1,702	28	80	2
Investments in joint ventures and associates	30,638	511	15,333	407
Financial assets at amortized cost	1,048	18	-	-
Financial assets at fair value through profit and loss	671	11	422	11
Other assets	45	1	33	1
Trade and other receivables	4,711	79	9,521	253
Total non-current assets	258,869	4,322	156,474	4,151
Inventories	9,175	153	5,169	137
Financial assets at amortized cost	3,224	54	1,330	35
Financial assets at fair value through profit and loss	21,867	365	15,273	405
Derivative financial instruments	214	4	3	-
Trade and other receivables	33,583	561	26,489	703
Cash and cash equivalents	13,496	225	9,097	241
Total current assets	81,559	1,362	57,361	1,521

Total assets	340,428	5,684	213,835	5,672

EQUITY
Share capital	1,677	46	1,874	50
Share capital adjustment	9,826	260	9,826	260
Share premium	19,570	510	18,499	491
Treasury shares	71	1	25	-
Treasury shares adjustment	27	1	134	4
Treasury shares cost	(2,527)	(44)	(1,490)	(39)
Legal reserve	1,753	42	904	24
Voluntary reserve	17,727	422	7,355	195
Other reserves	(771)	(18)	(483)	(13)
Retained earnings	51,844	726	15,193	403
Other comprehensive income	15,668	(29)	(314)	(9)
Equity attributable to owners of the parent	114,865	1,917	51,523	1,366
Non-controlling interest	29,397	492	16,160	429
Total equity	144,262	2,409	67,683	1,795

LIABILITIES
Investments in joint ventures and associates	265	4	153	4
Provisions	8,703	145	5,499	146
Income tax and minimum notional income tax provision	590	10	1,034	27
Deferred revenue	270	5	275	7
Taxes payables	263	4	542	14
Deferred tax liabilities	22,068	368	15,354	407
Defined benefit plans	1,606	27	1,175	31
Salaries and social security payable	241	4	163	4
Borrowings	105,629	1,764	69,189	1,835
Trade and other payables	5,419	90	8,162	220
Total non-current liabilities	145,054	2,421	101,546	2,695
Provisions	1,206	20	871	23
Deferred revenue	5	-	5	-
Income tax and minimum notional income tax provision	3,154	53	1,084	29
Taxes payables	4,316	72	2,052	54
Defined benefit plans	230	4	162	4
Salaries and social security payable	3,834	65	2,726	72
Derivative financial instruments	204	3	49	1
Borrowings	10,974	183	12,901	342
Trade and other payables	27,189	454	24,756	657
Total current liabilities	51,112	854	44,606	1,182

Total liabilities	196,166	3,275	146,152	3,877

Total liabilities and equity	340,428	5,684	213,835	5,672

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Pampa Energía ● Q4 19 Earning Release ● 8

2.2       Consolidated Income Statement

	Fiscal Year				Fourth Quarter
Figures in million	2019*		2018†		2019*		2018†
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	154,642	2,836	110,080	2,920	44,603	702	24,147	640
Cost of sales	(112,433)	(2,032)	(74,161)	(1,967)	(34,631)	(551)	(18,321)	(486)

Gross profit	42,209	804	35,919	953	9,972	151	5,826	154

Selling expenses	(8,645)	(148)	(6,451)	(171)	(2,860)	(44)	(1,839)	(49)
Administrative expenses	(9,179)	(174)	(7,751)	(206)	(3,293)	(53)	(2,238)	(60)
Exploration expenses	(463)	(9)	(45)	(1)	(308)	(5)	(33)	(1)
Other operating income	2,088	40	6,842	181	731	13	763	20
Other operating expenses	(4,617)	(86)	(7,526)	(200)	(1,428)	(22)	(1,687)	(45)
Impairment of PPE and intangible assets	(3,713)	(62)	(1,195)	(32)	(3,713)	(62)	(1,195)	(32)
Results for participation in joint businesses and associates	5,855	101	4,464	118	2,426	39	3,959	105
Results from sale of equity share in companies	-	-	1,052	28	-	-	1,052	28
Agreement from regularization of liabilities	17,095	285	-	-	1,799	19	-	-

Operating income	40,630	751	25,309	670	3,326	36	4,608	120

RECPAM	11,186	187	23,696	629	2,672	39	6,479	172
Financial income	4,483	96	3,751	99	824	13	1,395	37
Financial costs	(15,759)	(299)	(11,944)	(316)	(5,090)	(80)	(3,715)	(98)
Other financial results	4,891	113	(32,365)	(858)	2,925	57	3,322	90
Financial results, net	4,801	97	(16,862)	(446)	1,331	29	7,481	201

Profit before tax	45,431	848	8,447	224	4,657	65	12,089	321

Income tax	(6,124)	(48)	(658)	(17)	(3,296)	(55)	(1,499)	(40)

Net income for continuing operations	39,307	800	7,789	207	1,361	10	10,590	281

Net income from discontinued operations	-	-	3,019	80	-	-	(2)	(0)

Net income for the period	39,307	800	10,808	287	1,361	10	10,588	281
Attributable to the owners of the Company	33,012	692	8,435	224	1,149	9	10,903	289
Continuing operations	33,012	692	5,506	146	1,149	9	10,905	289
Discontinued operations	-	-	2,929	78	-	-	(2)	(0)
Attributable to the non-controlling interests	6,295	108	2,373	63	212	1	(315)	(8)

Net income per share attributable to the shareholders	18.35	0.38	4.31	0.11	0.68	0.01	5.73	0.15
From continuing operations	18.35	0.38	2.81	0.07	0.68	0.01	5.74	0.15
From discontinued operations	-	-	1.50	0.04	-	-	(0.00)	-

Net income per share attributable to the shareholders	458.76	9.62	107.65	2.86	17.00	0.13	143.37	3.80
From continuing operations	458.76	9.62	70.27	1.87	17.00	0.13	143.40	3.80
From discontinued operations	-	-	37.38	0.99	-	-	(0.03)	-

Note: * FC US$ was adopted on April 1, 2019, effective as from January 1, 2019 for Pampa Energía stand-alone and generation subsidiaries HINISA, HIDISA and CPB, as well as affiliates Greenwind and CTBSA, among others. The 2019 and Q4 19 results are disclosed in AR$ converted at transactional FX.

L&CC applies as from July 1, 2018 retrospectively and prospectively for subsidiaries Edenor (electricity distribution segment), OldeVal (oil and gas segment), Refinor, TGS and Transener (holding and others segment). Figures in AR$ for 2019 and Q4 19 are adjusted by average inflation as of December 31, 2019 for approximately 21.2% and 5.5%, respectively, and the disclosure in US$ results from converting by a closing FX of AR$59.89 per US$.

† Figures for 2018 and Q4 18 are recorded in AR$ and adjusted by inflation as of December 31, 2018 for approximately 19.2% and 5.4%, respectively, and shown in US$ at a closing FX of AR$37.70 per US$.

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Pampa Energía ● Q4 19 Earning Release ● 9

2.3       Cash and Financial Borrowings

As of December 31, 2019, in US$ million	Cash(1)		Financial Debt		Net Debt
	Consolidated in FS	Ownership Adjusted	Consolidated Financial Statements	Ownership Adjusted	Consolidated Financial Statements	Ownership Adjusted
Power generation	177	151	564	564	386	412
Electricity distribution	53	29	165	89	111	60
Petrochemicals	-	-	-	-	-	-
Holding and others	43	43	14	14	(30)	(30)
Oil and gas	317	317	1,205	1,205	889	889
Total	590	540	1,947	1,872	1,356	1,332
Affiliates @ O/S	129	129	428	428	299	299
Total with affiliates	719	669	2,375	2,300	1,656	1,631

Total Restricted Group[2]	537		1,782		1,245

Note: 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost. 2 Consolidated figures excluding Edenor and affiliates, according to the definition in Pampa Energía’s debt indenture.

Summary of Listed Debt Securities

Company In million	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	91	9.75%
Edenor	ON par at fixed rate	2022	300	137	9.75%
TGS[1]	ON at discount at fixed rate	2025	500	500	6.75%
Pampa	ON Series T at discount & fixed rate	2023	500	487	7.375%
	ON Series I at discount & fixed rate	2027	750	687	7.5%
	ON Series III at discount & fixed rate	2029	300	293	9.125%

In AR$
Pampa Energía	ON Series E2	2020	575	575	Badlar Privada

Note: 1 Affiliates are not consolidated in Pampa’s FS, according to the IFRS. 2 Debt security issued by CTLL, a subsidiary merged to Pampa Energía.

Debt Transactions

As of December 31, 2019, at consolidated level the average interest rate bearing US$ loans was 7.7%, currency in which 93% of gross debt is denominated and mostly at fixed rate. The average life of Pampa’s consolidated financial debt amounts to approximately 5.4 years.

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Pampa Energía ● Q4 19 Earning Release ● 10

The following chart shows the debt profile, net of repurchases, in US$ million by the end of the fiscal year:

Note: It does not include interests, it considers Pampa stand-alone, subsidiaries of the Restricted Group and Edenor at 100%, and the affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor at our equity participation.

Between October and December 2019, Pampa redeemed at maturity AR$550 million and US$23 million, and pre-cancelled US$25 million pre-export lines.

After 2019 end of period, Pampa redeemed at maturity US$25 million in January 2020. As of the date hereof, the Company is in compliance with the covenants established in its debt indentures.

Moreover, in November 2019, TGS executed a pre-export credit facility for US$17 million, maturing in March 2020. However, it was pre-cancelled in February 2020.

Finally, in Q4 19 Edenor repurchased a total of US$25 million FV of its 2022 CBs at an average clean price of US$71.6 per each US$100 FV, which in addition to those Edenor held in treasury, the outstanding CBs as of the date amounts to US$137 million10.

Pampa Corporate Group’s CBs Ratings

After the enactment of the Solidarity Law, in January 2020 S&P downgraded the global ratings granted to Edenor's CBs from ‘B-’ to ‘CCC+’, and local ratings from ‘raBBB’ to ‘raBB-’, keeping the negative outlook. The following table shows the Pampa Group’s CBs ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-	na
	Moody's	Caa1	na
	FitchRatings	CCC+	AA-
Edenor	S&P	CCC+	raBB-
	Moody's	Caa1	Baa3.ar
TGS	S&P	B-	na
	Moody's	Caa1	Baa3.ar
Transener	S&P	B-	raBBB+
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10 For further information, see section 1.6 of this Earnings Release.

Pampa Energía ● Q4 19 Earning Release ● 11

3.        Analysis of the Q4 19 Results

Consolidated net revenues of US$702 million, a 10% higher than the US$640 million recorded for the Q4 18, explained by increases of 2% in power generation and 37% in electricity distribution, partially offset by decreases of 22% in oil and gas, 2% in petrochemicals, 45% in holding and others, and higher eliminations due to intersegment sales (US$10 million).

ð Power Generation of 3,805 GWh from 15 power plants

ð Electricity sales of 4,745 GWh to 3.1 million end-users

ð Production of 47.7 thousand boe per day of hydrocarbons

ð Sales of 91 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of US$170 million, 3% higher compared to the US$165 million reached at Q4 18, due to increases of 9% in power generation, US$8 million in electricity distribution, lower losses of US$18 million in petrochemicals and higher intersegment eliminations for US$2 million, partially offset by decreases of 56% in oil and gas and 11% in holding and others.

Consolidated gain attributable to the owners of the Company of US$9 million, US$280 million lower than the gain of US$289 million in Q4 18, mainly due to lower RECPAM recorded, due to the passive net monetary position allocated to the electricity distribution segment, lower gains from the participation in joint businesses and affiliates, and a higher loss from impairment of fixed assets.

Consolidated Adjusted EBITDA Calculation, in US$ million	Fiscal Year		Fourth Quarter
	2019*	2018†	2019*	2018†	2018‡
Consolidated operating income	751	670	36	120	191
Consolidated depreciations and amortizations	263	234	74	73	42
EBITDA	1,014	904	110	193	234

Adjustments from generation segment	90	22	60	(4)	2
Deletion of non-cash items	39	11	37	(12)	(6)
Greenwind's EBITDA adjusted by ownership	11	7	3	3	3
CT Barragán's EBITDA adjusted by ownership	40	-	21	-	-
Others	-	4	-	5	5
Adjustments from distribution segment	(264)	57	(27)	25	25
Deletion of the effects from normalization of liabilities	(285)	-	(19)	-	-
Adjustment for IFRS reporting	-	-	(10)	(3)	(3)
Retroactive adjustments to extraordinary penalties from the RTI	13	50	-	27	26
Late payment interests	9	7	2	2	2
Adjustments from oil and gas segment	(10)	(78)	10	(59)	(62)
Deletion of non-cash items	(11)	(37)	10	(34)	(35)
OldelVal's EBITDA adjusted by ownership	1	8	0	2	2
Others	-	(49)	-	(28)	(29)
Adjustments from petrochemicals segment	-	33	-	32	13
Adjustments from holding and others segment	85	64	16	(23)	(25)
Deletion of non-cash items	(67)	(92)	(24)	(59)	(60)
TGS's EBITDA adjusted by ownership	106	112	26	25	24
Transener's EBITDA adjusted by ownership	40	42	9	10	9
Refinor's EBITDA adjusted by ownership	6	1	5	2	2

Consolidated adjusted EBITDA for continuing operations	915	1,001	170	165	187
Consolidated adjusted EBITDA for continuing and discontinued op.	915	1,049	170	165	187

Note: *, † See section 2.2 of this Earnings Release. ‡ For the convenience of the reader, on businesses that in 2019 follow FC US$, it is disclosed as supplementary information the comparative period Q4 18 figures recorded in nominal AR$, and shown in US$ at an average FX of AR$37.11/US$ for the period. For subsidiaries under L&CC, the comparative Q4 18 figures recorded in AR$ are adjusted by inflation of approximately 62.2% as of December 31, 2019, and disclosed in US$ at a closing FX of AR$59.89 per US$.

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Pampa Energía ● Q4 19 Earning Release ● 12

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated Figures in US$ million	Fiscal Year		Fourth Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	819	606	188	185	+2%	190	-1%
Cost of sales	(466)	(273)	(111)	(96)	+16%	(90)	+23%

Gross profit	353	333	77	89	-13%	100	-23%

Selling expenses	(3)	(1)	(1)	-	NA	-	NA
Administrative expenses	(36)	(41)	(11)	(17)	-35%	(14)	-21%
Other operating income	9	11	3	8	-63%	7	-57%
Other operating expenses	(11)	(17)	(3)	(13)	-77%	(13)	-77%
Impairment of PPE and intangible assets	(52)	-	(52)	-	NA	-	NA
Results for participation in joint businesses	13	(11)	15	12	+25%	6	+150%

Operating income	273	274	28	79	-65%	86	-67%

RECPAM - Results from net monetary position	-	233	-	-	NA	-	NA
Finance income	51	52	4	18	-78%	17	-76%
Finance costs	(82)	(85)	(15)	(25)	-40%	(27)	-44%
Other financial results	86	(365)	6	29	-79%	18	-67%

Profit (loss) before tax	328	109	23	101	-77%	94	-76%

Income tax	(80)	(3)	(55)	34	NA	(28)	+96%

Net income (loss) for the period	248	106	(32)	135	NA	66	NA
Attributable to owners of the Company	239	100	(38)	134	NA	62	NA
Attributable to non-controlling interests	9	6	6	1	NA	4	+50%

Adjusted EBITDA	434	362	107	99	+9%	95	+13%

Increases in PPE, intangible and right-of-use assets	240	235	59	82	-28%	87	-32%
Depreciation and amortization	71	66	19	24	-21%	7	+171%

Note: * FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 37.11. Organic Δ: comparison between Q4 19 figures under FC US$ and Q4 18 under L&NC. For further information, see sections 2.2 and 3 of this Earnings Release.

In Q4 19, gross margin at power generation stood at US$77 million, 23% lower than the same period in 2018, mainly explained by the update in legacy energy remuneration scheme as from March 2019, which among other measures, reduced the thermal power plant’s remuneration not only for the capacity but also for the operation and maintenance, in addition to the application of an average utilization factor during the last twelve months per unit. During all Q4 18, our thermal legacy energy billed US$7,000/MW-month under SEE Res No. 19/2017, whereas in Q4 19, capacity pricing was capped, being US$5,500/MW-month during October and November (spring) and US$7,000/MW-month during December (summer), weighted by a coefficient correlated to the average load factor, which can discount up to an additional 30%. Moreover, during Q4 19 the depreciations’ charge is higher due to the commissioning of new units and the switch to FC US$, in addition to lower Energía Plus sales and margins, mainly due to lower physical sales as clients are migrating to the MAT ER and lower economic activity, as well as GT01 at CTG transferred its contracts to Plus unit at CTGEBA, so as from May 2019 said unit is billing as legacy energy. These effects were partially offset by the additions of PEPE II and III traded in MAT ER (106 MW of gross capacity), the commissioning and capacity increase of GTs at CTGEBA, currently under invoiced as legacy energy until the CC expansion begins, which will remunerate with a PPA (207 MW).

It is worth highlighting that in both periods, Q4 19 and Q4 18, our sales were US$-nominated, not only PPAs (Energía Plus, SE Res. No. 220/2007, MEyM Res. No. 21/2017, RenovAr and MAT ER) but also legacy energy (SEE Res. No. 19/2017 and SRRYME Res. No. 1/201911). On the other hand, during the whole fiscal year of 2019 Pampa chose to self-procure fuel for certain of its thermal generation units and therefore, higher revenues were recorded due to the recognition of gas cost as a pass-through in the CVP, offset by higher costs due to the purchase of such gas, being the margin insignificant12.

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11 Effective from March 1, 2019 to January 31, 2020. For further information, see section 1.1 of this Earnings Release.

12 For further information, see section 1.1 of this Earnings Release.

Pampa Energía ● Q4 19 Earning Release ● 13

In operating terms, Pampa’s power generation during Q4 19 increased 14% compared to Q4 18, mainly explained by higher dispatch at CPB and CTLL, due to commercial optimization from the fuel self-procurement (+592 GWh), the commissioning of gas turbine GT04 and the capacity increase of GT03 at CTGEBA (+248 GWh), higher wind generation from PEPE II and PEPE III (+95 GWh), and the new addition of CTEB (+80 GWh). These effects were partially offset by lower generation of CC at CTGEBA due to the programmed maintenance during almost a month in Q4 19 (-477 GWh), lower dispatch at CTG as a result of the partial recognition of imported gas costs within the CVP (-66 GWh), and lower water flow impacting our hydroelectric units at HIDISA and HINISA (-40 GWh).

The availability rate of all Pampa’s power plants reached 97.6% in Q4 19, similar to the Q4 18 levels of 97.9%. It is worth highlighting that even executing the programmed maintenances in October and November, in Q4 19 the thermal power generation reached an availability of 97.3%, unchanged compared to the same period in 2018.

Summary of Electricity Generation Assets	Hydroelectric			Wind			Subtotal Hydro +Wind
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2[2]	PEPE3[2]
Installed Capacity (MW)	265	388	285	100	53	53	1,144
New Capacity (MW)	-	-	-	100	53	53	206
Market Share	0.7%	1.0%	0.7%	0.3%	0.1%	0.1%	2.9%

Fiscal Year
Net Generation 2019 (GWh)	498	334	823	383	122	148	2,309
Market Share	0.4%	0.3%	0.6%	0.3%	0.1%	0.1%	1.8%
Sales 2019 (GWh)	498	334	823	383	129	154	2,321

Net Generation 2018 (GWh)	577	393	886	247	-	-	2,102
Variation 2019 vs. 2018	-14%	-15%	-7%	+55%	na	na	+10%
Sales 2018 (GWh)	577	393	886	247	-	-	2,102

Avg. Price 2019 (US$/MWh)	38	58	23	69	62	65	44
Avg. Price 2018 (US$/MWh)	31	46	22	80	na	na	36
Avg. Gross Margin 2019 (US$/MWh)	23	42	15	59	53	55	33
Avg. Gross Margin 2019 (US$/MWh)	20	32	15	71	na	na	26

Fourth Quarter
Net Generation Q4 19 (GWh)	163	110	210	99	44	52	678
Market Share	0.5%	0.3%	0.6%	0.3%	0.1%	0.2%	2.1%
Sales Q4 19 (GWh)	163	110	210	99	49	57	688

Net Generation Q4 18 (GWh)	182	131	186	99	-	-	598
Variation Q4 19 vs. Q4 18	-11%	-16%	+13%	+0%	na	na	+13%
Sales Q4 18 (GWh)	182	131	186	99	-	-	598

Avg. Price Q4 19 (US$/MWh)	27	43	22	70	67	63	40
Avg. Price Q4 18 (US$/MWh)	23	35	24	66	na	na	33
Avg. Gross Margin Q4 19 (US$/MWh)	14	29	15	57	58	55	30
Avg. Gross Margin Q4 18 (US$/MWh)	14	23	16	57	na	na	24

Note: Gross margin before amortization and depreciation. 2019 figures are under FC US$, whereas 2018 figures are recorded under L&NC, divided by average FX of AR$/US$: 2018 – 28.13; Q4 18 – 37.11. 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019.

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Pampa Energía ● Q4 19 Earning Release ● 14

Summary of Electricity Generation Assets	Thermal										Total
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[1]	Eco- Energía	CTEB[2]	Subtotal
Installed Capacity (MW)	765	361	30	620	100	100	1,050	14	567	3,607	4,751
New Capacity (MW)	364	100	30	-	100	100	178	14	567	1,453	1,659
Market Share	1.9%	0.9%	0.1%	1.6%	0.3%	0.3%	2.6%	0.04%	1.4%	9.1%	12.0%

Fiscal Year
Net Generation 2019 (GWh)	5,096	755	53	1,106	168	312	5,550	105	128	13,273	15,582
Market Share	3.9%	0.6%	0.0%	0.8%	0.1%	0.2%	4.2%	0.1%	0.1%	10.1%	11.9%
Sales 2019 (GWh)	5,096	891	53	1,106	168	312	5,887	110	128	13,751	16,072

Net Generation 2018 (GWh)	4,748	1,674	134	753	192	274	4,859	108	-	12,743	14,845
Variation 2019 vs. 2018	+7%	-55%	-61%	+47%	-13%	+14%	+14%	-3%	na	+4%	+5%
Sales 2018 (GWh)	4,748	2,227	134	753	192	274	5,457	110	-	13,897	15,999

Avg. Price 2019 (US$/MWh)	55	45	113	62	na	107	46	47	na	61	58
Avg. Price 2018 (US$/MWh)	43	35	59	88	na	107	36	57	na	45	44
Avg. Gross Margin 2019 (US$/MWh)	31	29	na	23	na	80	17	7	na	33	33
Avg. Gross Margin 2019 (US$/MWh)	37	20	na	46	na	85	18	15	na	30	29

Fourth Quarter
Net Generation Q4 19 (GWh)	1,142	178	15	510	29	85	1,061	27	80	3,127	3,805
Market Share	3.5%	0.5%	0.0%	1.6%	0.1%	0.3%	3.2%	0.1%	0.2%	9.6%	11.6%
Sales Q4 19 (GWh)	1,142	181	15	510	29	85	1,148	27	80	3,218	3,906

Net Generation Q4 18 (GWh)	900	243	14	161	23	72	1,290	25	-	2,728	3,325
Variation Q4 19 vs. Q4 18	+27%	-27%	+11%	na	+29%	+17%	-18%	+5%	na	+15%	+14%
Sales Q4 18 (GWh)	900	348	14	161	23	72	1,403	25	-	2,946	3,543

Avg. Price Q4 19 (US$/MWh)	55	47	86	46	na	107	44	61	na	66	61
Avg. Price Q4 18 (US$/MWh)	66	44	125	123	na	111	44	40	na	60	55
Avg. Gross Margin Q4 19 (US$/MWh)	32	25	na	12	na	73	13	20	na	37	36
Avg. Gross Margin Q4 18 (US$/MWh)	45	23	na	53	na	87	18	3	na	33	31

Note: Gross margin before amortization and depreciation. 2019 figures are under FC US$, whereas 2018 figures are recorded under L&NC, divided by average FX of AR$/US$: 2018 – 28.13; Q4 18 – 37.11. 1 Capacity increase of GT03 for 19 MW and GT04 commissioning for 188 MW as from June 1 and 12, 2019, respectively. 2 Pampa is the operator and holds a 50% equity stake as from June 26, 2019.

Net operating costs of Q4 19, excluding depreciations, amortizations, and non-recurring items, organically increased by 7% compared to Q4 18, mainly due to higher gas purchases for fuel self-procurement, which captured 57% of the segment’s operating costs and 51% of the total volume of gas fired for the dispatch at our thermal power plants, partially offset by lower AR$-nominated expenses due to the devaluation effect, and lower volume and cost of energy purchases to cover Plus contracts. The own gas consumption was lower compared to Q3 19 due to the programmed maintenances.

The Q4 19 financial results decreased by US$27 million compared to the figures of Q4 18 under IFRS, amounting to a net loss of US$5 million, mainly due to higher losses from FX difference resulting from the assignment to the holding segment of CPB’s major maintenance AR$-loan with CAMMESA, applied for the Agreement for the Regularization and Settlement of Receivables with the WEM (loss from AR$ depreciation in Q4 19 under FC US$), and AR$ appreciation in Q4 18 (gain under FC AR$), in addition to lower accrual of commercial interests to CAMMESA due to the Agreement for the Regularization and Settlement of Receivables with the WEM executed in August 2019. These effects were partially offset by higher gains from the holding of financial securities and lower financial expenses due to lower stock of debt, in addition to the deterioration of receivables recorded in Q4 18, which were monetized by the afore-mentioned agreement.

Adjusted EBITDA increased organically by 13% compared to Q4 18, registering a gain of US$107 million, mainly due to the contribution of newly acquired CTEB, which energy is sold under a PPA (567 MW), the commercial operations of new units PEPE II, PEPE III and at CTGEBA, and lower AR$-nominated expenses due to the devaluation. These effects were partially offset by lower remuneration for legacy energy, higher operational and maintenance costs due to the increasing number of units and lower dispatch due to programmed maintenance at CTGEBA. The adjusted EBITDA considers our proportional 50% stake of PEMC (Greenwind) EBITDA, for a gain of US$3 million in Q4 19 and Q4 18, and a 50% of CTEB (CTBSA), with a gain of US$21 million in Q4 19. Moreover, the Q4 18 adjusted EBITDA excludes the recovery of insurances and expenses at CTG and CTGEBA, and the contingency provision at PEPE IV.

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Pampa Energía ● Q4 19 Earning Release ● 15

The following table shows the status summary of the committed expansion projects:

Project	MW	Marketing	Currency	Awarded Price			Estimated Capex in US$ million[1]		Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ Dec 31, 2019
Loma de la Lata	15	Res. SE N° 31/20	AR$ @ CPI & PPI	4,500 - 6,000(2)	5.4	13	20	94%	Q2 2020
Closing to CCGT Genelba Plus	383	PPA for 15 years	US$	20,500	6	34	350	81%	OC: June 12, 2019(3) CC: Q2 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	200	2%	Q4 2022

Note: 1 Amounts without VAT. 2 Initial FX of AR$60/US$, weighted by the load factor coefficient. It does not consider the HMRT additional remuneration. 3 The 188 MW are remunerated under legacy energy until the full commissioning of the project.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated Figures in US$ million	Fiscal Year		Fourth Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	1,502	1,484	385	282	+37%	273	+41%
Cost of sales	(1,225)	(1,136)	(336)	(258)	+30%	(250)	+34%

Gross profit	277	348	49	24	+104%	23	+111%

Selling expenses	(122)	(134)	(35)	(40)	-13%	(39)	-10%
Administrative expenses	(65)	(76)	(21)	(24)	-13%	(23)	-10%
Other operating income	10	9	4	2	+100%	2	+107%
Other operating expenses	(43)	(44)	(11)	(14)	-21%	(14)	-19%
Agreement from regularization of liabilities	285	-	19	-	NA	-	NA

Operating income	342	103	5	(52)	NA	(50)	NA

RECPAM	187	226	39	63	-38%	61	-36%
Finance income	20	18	7	6	+17%	6	+20%
Finance costs	(112)	(132)	(40)	(47)	-15%	(46)	-12%
Other financial results	(62)	(50)	(9)	(21)	-57%	(20)	-56%

Profit before tax	375	165	2	(51)	NA	(49)	NA

Income tax	(178)	(49)	(22)	29	NA	28	NA

Net income for the period	197	116	(20)	(22)	-9%	(21)	-6%
Attributable to owners of the Company	98	61	(15)	(13)	+15%	(13)	+19%
Attributable to non-controlling interests	99	55	(5)	(9)	-44%	(9)	-43%

Adjusted EBITDA	157	229	3	(5)	NA	(5)	NA

Increases in PPE, intangible and right-of-use assets	173	227	48	78	-38%	75	-36%
Depreciation and amortization	79	69	25	22	+14%	21	+17%

Note: *, ‡ L&CC as of December 31, 2019, in US$ at closing FX of 59.89. Q4 19 figures result from the difference between the fiscal year and the quarters converted at the corresponding closing FX. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. Organic Δ: comparison between Q4 19 and Q4 18 figures as of December 31, 2019. For further information, see sections 2.2 y 3 of this Earnings Release.

In Q4 19, the net sales from the distribution segment organically increased by 41% compared to Q4 18, mainly due to the fact that Q4 19 (under IFRS FC US$) does not include the restatement of 2019 remaining quarters’ figures by inflation and devaluation adjustments as of the end of 2019, and if it had been considered, the year-on-year variation would have been 37%. Moreover, increased sales were explained by higher electricity seasonal price, being the last increase granted as from August 2019 for non-residential users, in addition to the retroactive recording of the tariff deferred in August 2018 – February 2019, the recovery from the application of caps to clients benefiting from social tariff and higher sales of physical volume (especially to the residential segment). Both retroactive amounts and social tariffs’ caps were not accrued in Q4 18 sales. These effects were offset by the partial deferral of tariff increase due to CPD, which should have been granted as from August 201913 and consequently, a lesser accrual of the monthly installments due to the gradual implementation of the tariff increase between February 2017 – January 2018 (US$7 million in Q4 19 vs. US$10 million in Q4 18).

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Pampa Energía ● Q4 19 Earning Release ● 16

In an inflationary scenario, the lag between the measuring of CPD and its granting has a negative impact on the gross margin and thus on the VAD, although in Q4 19 there was a higher inflation than devaluation. However, the accumulated lag is significant, negatively impacting the VAD to face operating expenses and investments, as well as the composition of the CPD formula (which replicates Edenor’s cost structure) is overweighed in the salary index, which was outpaced by the CPI, PPI and US$ evolution. Moreover, the new seasonal prices for the electricity purchase destined to non-residential users, effective as from August 2019, are still not passed-through in the tariff schemes.

In operating terms, energy volume sales increased by 2% in comparison to Q4 18, mainly explained by a 4% year-on-year increase in the residential consumption, which is related to a higher average temperature compared to the previous year and to a lesser extent, the lagged pricing elasticity over demand, in addition to a slight increase in the electricity demand of industries and SMEs, correlated to a minor improvement in the economic activity (+1% vs Q4 18). On the other hand, the number of Edenor’s clients increased by 3%, mainly due to regularization of residential clients as a result of the market disciplinary actions and normalization of clandestine connections, which included setting up roughly 75 thousand energy integrated measuring units in 2019, of which 57 thousand are active. These effects were partially offset by lesser non-residential clients (SMEs and GU) due to the economic downturn.

Edenor's Sales by Type of Customer	2019			2018			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Fiscal Year
Residential[1]	8,372	42%	2,758,162	8,948	42%	2,677,554	-6%	+3%
Commercial	3,241	16%	353,113	3,478	16%	354,799	-7%	-0%
Industrial	3,503	18%	6,830	3,646	17%	6,857	-4%	-0%
Wheeling System	3,569	18%	684	3,823	18%	699	-7%	-2%
Others
Public Lighting	713	4%	21	724	3%	21	-1%	-
Shantytowns and Others	575	3%	469	553	3%	456	+4%	+3%

Total	19,974	100%	3,119,279	21,172	100%	3,040,386	-6%	+3%

Fourth Quarter
Residential[1]	1,868	39%	2,758,162	1,800	39%	2,677,554	+4%	+3%
Commercial	803	17%	353,113	794	17%	354,799	+1%	-0%
Industrial	883	19%	6,830	865	19%	6,857	+2%	-0%
Wheeling System	913	19%	684	920	20%	699	-1%	-2%
Others
Public Lighting	155	3%	21	159	3%	21	-3%	-
Shantytowns and Others	124	3%	469	114	2%	456	+8%	+3%

Total	4,745	100%	3,119,279	4,652	100%	3,040,386	+2%	+3%

Note: 1 It includes 561.915 and 586.222 clients categorized under Social Tariff as of December 31, 2019 and 2018, respectively.

Energy purchases increased by 13% in Q4 19 compared to Q4 18, mainly explained by the raise in seasonal price as subsidies are being gradually removed (including the August 2019 update to non-residential users, still pending corresponding pass through to tariffs), higher volume of energy demand, net of losses, in addition to a rise in energy losses in terms of rate and cost (losses rate of 19.4% over demanded electricity in Q4 19 vs 17.1% in Q4 18), mainly due to electricity theft incentivized by the economic recession and the impact of tariff increase.

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13 For further information, see section 1.3 of this Earnings Release.

Pampa Energía ● Q4 19 Earning Release ● 17

Net Operating costs, excluding energy purchases, depreciations and amortizations, increased by 33% in Q4 19 compared to Q4 18, mainly because Q4 19 does not include the restatement of 2019 remaining quarters’ figures by adjustments of inflation and devaluation as of the end of 2019, in addition to a higher provision for bad debts, higher charge of operating taxes due to larger average bill and higher labor costs. Said effects were partially offset by a lower charge of penalties, as certain penalties were included in the Liabilities Regularization Agreement (executed in May 2019) and lower costs of materials and contractors.

During 4Q 19 financial results amounted to a net loss of US$3 million, US$4 million lower compared to Q4 18, mainly explained by higher losses from FX difference due to AR$ devaluation in Q4 19, whereas in Q4 18 a gain was recorded due to AR$ appreciation against US$. It is worth highlighting that this segment replicates Edenor’s results, which is a subsidiary with FC AR$. Moreover, a lower gain from the RECPAM was recorded, as a result of a decrease in the passive net monetary position, in addition to a higher charge from the update of investments agreed in the Liabilities Regularization. These effects were partially offset by the deterioration of receivables from RDSA in Q4 18, lower payment of commercial interests to CAMMESA as a result of the Liabilities Regularization Agreement and gains from the repurchases of own CBs in Q4 19.

The adjusted EBITDA for our distribution segment posted a gain of US$3 million in Q4 19, representing an increase of US$8 million compared to Q4 18, mainly explained by lower charge of penalties due to the Liabilities Regularization Agreement, the retroactive recording of the deferred tariff, the recovery from the application of caps to clients benefiting from social tariff and higher electricity demand. These effects were partially offset by the partial deferral of CPD adjustment, higher seasonal prices not passed through to the tariff, and the increasing costs from electricity theft. Moreover, the adjusted EBITDA excludes the results from the Liabilities Regularization Agreement and includes income from late payments penalties.

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Pampa Energía ● Q4 19 Earning Release ● 18

3.3       Analysis of the Oil and Gas Segment14

Oil & Gas Segment, Consolidated Figures in US$ million	Fiscal Year		Fourth Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	444	521	97	124	-22%	128	-24%
Cost of sales	(313)	(287)	(81)	(71)	+14%	(66)	+23%

Gross profit	131	234	16	53	-70%	62	-74%

Selling expenses	(12)	(19)	(5)	(5)	-	(5)	-
Administrative expenses	(47)	(56)	(15)	(19)	-21%	(16)	-6%
Exploration expenses	(9)	(1)	(5)	(1)	NA	(1)	NA
Other operating income	8	141	2	3	-33%	5	-60%
Other operating expenses	(11)	(114)	(3)	(13)	-77%	(11)	-73%
Inventory impairment	(10)	-	(10)	-	NA	-	NA
Results for participation in joint businesses	21	37	-	34	-100%	35	-100%
Gain for sale of companies' stakes	-	28	-	28	-100%	31	-100%

Operating income	71	250	(20)	80	NA	100	NA

RECPAM	-	107	-	(14)	-100%	-	NA
Finance income	18	15	2	9	-78%	10	-80%
Finance costs	(94)	(79)	(28)	(21)	+33%	(21)	+33%
Other financial results	84	(512)	32	112	-71%	93	-66%

Profit (loss) before tax	79	(219)	(14)	166	NA	182	NA

Income tax	(16)	57	4	(61)	NA	(24)	NA

Net income (loss) for continuing operations	63	(162)	(10)	105	NA	158	NA

Discontinued operations	-	49	-	-	NA	-	NA

Net income for the period	63	(113)	(10)	105	NA	158	NA

Adjusted EBITDA for continuing operations	173	264	20	46	-56%	51	-60%
Adjusted EBITDA for cont. and discontinued operations	173	289	20	46	-56%	51	-60%

Increases in PPE and intangible assets	191	192	46	59	-22%	68	-32%
Depreciation and amortization	112	92	30	25	+20%	13	+131%

Note: * FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 37.11. For OldelVal, Q4 18 figures were adjusted as of December 31, 2019, shown in US$ at closing FX of 59.89. Organic ∆: comparison between Q4 19 figures under FC US$ and Q4 18 under L&NC. For OldelVal, comparison between Q4 19 and Q4 18 are under L&CC as of December 31, 2019. For further information, see sections 2.2 and 3 of this Earnings Release.

In Q4 19 the gross margin for continuing operations from our oil and gas segment decreased organically by 74% compared to Q4 18, mainly due to a drop of 26% and 17% in the oil and gas sale prices, respectively, which are US$-nominated and accrued to the demand. Moreover, the higher recording of depreciations due to the switch to FC US$, the greater gas transportation costs at El Mangrullo block explained by the higher level of activity in the block and to a lesser extent, lower production of crude oil, contributed to the drop at gross margin. These effects were partially offset by a higher production of gas destined to intersegment sales due to the fuel self-procurement for our thermal power plants, and to a lesser extent, lower royalties resulting from reduced sales prices, as well as diluted AR$-nominated expenses due to the devaluation effect.

In operating terms, the production of our oil and gas segment in Q4 19 registered 47.7 kboe/day, 12% higher than Q4 18. Production of gas reached 256 mcf/day, 15% higher than Q4 18, mainly because of the production increase at El Mangrullo (+52 mcf/day year-on-year), a block in which productivity and upside potential stands out, therefore the evacuation infrastructure was expanded, increasing production to approximately 153 mcf/day by December 2019. It is also worth highlighting that during Q4 19, 10% of Pampa’s gas production came from Vaca Muerta Formation, as a result from the completion of two horizontal wells at El Mangrullo in August 2019. The greater production was partially offset by a lower production in other gas-bearing blocks as a result of lack of visibility in sales price, affected by the excess of domestic supply due to the disruption of shale gas, which is mainly sustained by projects approved under the Unconventional Plan Gas, in addition to a collapse in gas domestic demand due to seasonal and economic reasons. These factors affected Rincón del Mangrullo block (-11 mcf/day year-on-year and -5 mcf/day quarter-on-quarter), lowering its production due to a lesser drilling rate and natural decline, in addition to reductions at Río Neuquén (associated gas) and Aguaragüe (-7 mcf/day year-on-year and -5 mcf/day quarter-on-quarter).

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14 The discontinued operations consider certain crude oil assets, effectively divested on April 2018.

Pampa Energía ● Q4 19 Earning Release ● 19

Moreover, oil production reached 4.8 kbbl/day in Q4 19, 10% lower than Q4 18, mainly explained by production decreases at El Tordillo (-0,6 kbbl/day) due to natural depletion and Río Neuquén (-0,2 kbbl/day) to lower drilling activity, partially offset by production resume at Chirete block (+0,2 kbbl/day), as well as shale oil contribution from Rincón de Aranda block (+0,1 kbbl/day), as a result of a well connected by the end of last year.

 As of December 31, 2019, we accounted 885 productive wells in Argentina for continuing operations, in comparison to 897 as of December 31, 2018. Moreover, at the end of 2019 fiscal year Pampa’s proven reserves amounted to 135 million boe, 4% higher than 2018’s end of period record, mainly explained by the derisking through an exploration campaign targeting Vaca Muerta Formation, carried out during 2019 at El Mangrullo and Rincón de Aranda blocks. Hence, for the first time in Pampa’s history we recorded shale reserves. Also, taking into account the production levels and additional reserves achieved in 2019, the replacement ratio amounted to 1.3 and the average reserve life maintained at 8 years, approximately.

Pampa’s Total Proven Reserves As of December 31, 2019 100% = 135 million boe	Evolution of Pampa’s Certified Proven Reserves In million boe

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Pampa Energía ● Q4 19 Earning Release ● 20

Oil & Gas Production	Continuing Operations			Discontinued Operations				Total
	Oil	Gas	Subtotal	Oil	Gas	LPG	Subtotal
Fiscal Year
Volume 2019
In thousand m3/day	0.8	7,344
In thousand boe/day	5.0	43.2	48.2					48.2
In million cubic feet/day		259

Volume 2018
In thousand m3/day	0.8	6,753		2.0	1,112	0.1
In thousand boe/day	5.1	39.7	44.8	12.7	6.5	0.6	19.8	64.6
In million cubic feet/day		238			39
Variation 2019 v. 2018	-1%	+9%	+8%	na	na	na	na	-25%

Avg. Price 2019
In US$/bbl	53.1
In US$/MBTU		3.0

Avg. Price 2018
In US$/bbl	63.0			61.7
In US$/MBTU		4.7			4.4
In US$/ton						415.3
Variation 2019 v. 2018	-16%	-36%		na	na	na

Fourth Quarter
Volume Q4 19
In thousand m3/day	0.8	7,257
In thousand boe/day	5.0	42.7	47.7					47.7
In million cubic feet/day		256

Volume Q4 18
In thousand m3/day	0.9	6,293
In thousand boe/day	5.4	37.0	42.5					42.5
In million cubic feet/day		222
Variation Q4 19 v. Q4 18	-8%	+15%	+12%					+12%

Avg. Price Q4 19
In US$/bbl	50.3
In US$/MBTU		2.6

Avg. Price Q4 18
In US$/bbl	60.3
In US$/MBTU		3.4
Variation Q4 19 v. Q4 18	-17%	-25%

Note: Production in Argentina. 2019 figures are under FC US$, whereas 2018 figures were registered under L&NC, in US$ at average FX of AR$/US$: 2018 – 28.13; Q4 18 – 37.11.

In Q4 19, our accrued gas average sale price was US$2.6/MBTU, 22% lower than the US$3.4/MBTU registered in Q4 18, mainly due to a negative trend in the sale prices to end-users since August 2018, as a result of the reduction of reference price for gas-fired at power plants and the gas tenders on a non-binding basis conducted by CAMMESA. It is worth highlighting that 74% of our gas delivery was destined to supply our thermal power units’ dispatch and petrochemicals consumption, 10% for exports to Chile, being the balance destined mostly to spot/industrial (price highly correlated to those traded with CAMMESA). Moreover, during whole Q4 19 reference gas prices for power plants remained at US$2.7/MBTU.

Moreover, our accrued oil average sale price was US$50.3/barrel, 17% lower than the US$60.3/barrel recorded in Q4 18, mainly due to the SGE measure which determined the FX rate of the domestic trading prices until November 2019 and to a lesser extent, to lower international reference prices.

Total costs in Q4 19, not considering depreciations, amortizations, and non-recurring items, decreased organically by 3% year-on-year, mainly explained by lower royalties and the dilution due to the devaluation in AR$-nominated costs, partially offset by higher exploration and gas transportation fees, because of the increasing activity at El Mangrullo block.

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Pampa Energía ● Q4 19 Earning Release ● 21

During Q4 19, financial results compared under IFRS decreased by US$80 million year-on-year, recording a net gain of US$6 million, mainly due to lower profit from net FX difference as a result of the switch to FC US$, whereas in Q4 18 under L&CC a gain was recorded due to AR$ appreciation benefiting the net passive monetary position assigned to the segment. To a lesser extent, the decreased was explained by lower financial interests charged to CAMMESA due to reduced gas prices, and higher financial expenses. Said effects were partially offset by greater gains from the holding of financial securities and the revaluation of receivables held against gas utility distributors15.

The adjusted EBITDA of our oil and gas segment for continuing operations decreased organically by 60%, posting US$20 million in Q4 19, mainly due to lower hydrocarbon sale prices, higher costs due to a higher level of activity at El Mangrullo block and to a lesser extent, lower oil production, partially offset by the increase in production and sale of gas, lower royalties and AR$ devaluation effect on costs.

3.4       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated Figures in US$ million	Fiscal Year		Fourth Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	321	338	81	83	-2%	84	-4%
Cost of sales	(298)	(334)	(78)	(105)	-26%	(83)	-6%

Gross profit	23	4	3	(22)	NA	1	+200%

Selling expenses	(9)	(13)	(3)	(2)	+50%	(2)	+50%
Administrative expenses	(4)	(6)	(1)	8	NA	6	NA
Other operating income	4	5	1	-	NA	1	-
Other operating expenses	(9)	(20)	(2)	(5)	-60%	(6)	-67%
Impairment of PPE & intangible assets	-	(32)	-	(32)	-100%	(13)	-100%

Operating income	5	(62)	(2)	(53)	-96%	(13)	-85%

RECPAM	-	49	-	49	-100%	-	NA
Finance income	1	1	-	-	NA	-	NA
Finance costs	(8)	(15)	4	(4)	NA	(4)	NA
Other financial results	18	(39)	11	18	-39%	15	-27%

Profit (loss) before tax	16	(66)	13	10	+30%	(2)	NA

Income tax	(5)	12	(4)	(9)	-56%	5	NA

Net income (loss) for the period	11	(54)	9	1	NA	3	+200%

Adjusted EBITDA	6	(23)	(2)	(20)	-90%	1	NA

Increases in PPE and intangible assets	4	4	2	1	+266%	1	+101%
Depreciation and amortization	1	6	-	1	-100%	1	-100%

Note: * FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 37.11. Organic Δ: comparison between Q4 19 figures under FC US$ and Q4 18 under L&NC. For further information, see sections 2.2 and 3 of this Earnings Release.

The adjusted EBITDA of this segment recorded a loss of US$2 million in Q4 19, representing an organic decrease of US$3 million compared to Q4 18, mainly explained by lower styrene international spread and lower sales volume of products derived from the reforming plant as bases and gasoline were dispatched as toll processing, in addition to the reallocation of the expenses percentage from petrochemicals segment to holding and others in Q4 18. These effects were partially offset by higher sales volume of styrene, polystyrene and SBR products, both in domestic and international markets, lower costs from virgin naphtha (raw material for the reforming plant) as it is provided domestically instead of being imported, and from natural gas purchases, in addition to the devaluation impact over the AR$-nominated costs.

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15 For further information, see section 1.2 of this Earnings Release.

Pampa Energía ● Q4 19 Earning Release ● 22

The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products			Total
	Styrene & Polystyrene[1]	SBR	Others
Fiscal Year
Volume 2019 (thousand ton)	99	27	217	343
Volume 2018 (thousand ton)	113	26	215	355
Volume Variation 2019 - 2018	-12%	+4%	+1%	-3%

Average Price 2019 (US$/ton)	1,319	1,623	673	934
Average Price 2018 (US$/ton)	1,515	1,821	722	1,056
Price Variation 2019 - 2018	-13%	-11%	-7%	-12%

Fourth Quarter
Volume Q4 19 (thousand ton)	28	7	56	91
Volume Q4 18 (thousand ton)	22	4	62	88
Volume Variation Q4 19 - Q4 18	+25%	+65%	-9%	+3%

Average Price Q4 19 (US$/ton)	1,262	1,529	639	897
Average Price Q4 18 (US$/ton)	1,640	2,008	639	955
Price Variation Q4 19 - Q4 18	-23%	-24%	+0%	-6%

Note: 2019 figures are under FC US$, whereas 2018 figures were registered under L&NC, shown in US$ at average FX of AR$/US$: 2018 – 28.13; Q4 18 – 37.11. 1 Includes Propylene, Ethylene and BOPs.

Total sales volume of our petrochemicals segment in Q4 19 increased by 3% compared to Q4 18, mainly due to higher domestic sales and exports of styrene, polystyrene and SBR products, partially offset by a decrease in sales volume of products from the reforming division as 6 thousand tons of bases and gasoline were dispatched as toll processing during Q4 19, thus it is not recorded as volume sold.

Q4 19 registered a decrease of US$48 million in financial results compared to Q4 18 under IFRS, posting a net gain of US$15 million, mainly explained by the gain recorded from RECPAM in Q4 18 (under L&CC reporting) due to the passive net monetary position, whereas in Q4 19 no RECPAM was registered due to the switch to FC US$. Moreover, the decrease was explained by lower gain from FX difference as there was AR$ appreciation against US$ in Q4 18, currency in which interests from contingency with San Lorenzo Customs is denominated.

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Pampa Energía ● Q4 19 Earning Release ● 23

3.5       Analysis of the Holding and Others Segment16

Holding & Others Segment, Consolidated Figures in US$ million	Fiscal Year		Fourth Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	20	36	6	11	-45%	11	-45%
Cost of sales	-	-	-	-	NA	-	NA

Gross profit	20	36	6	11	-45%	11	-45%

Selling expenses	(2)	(4)	-	(2)	-100%	-	NA
Administrative expenses	(22)	(27)	(5)	(8)	-38%	(8)	-38%
Other operating income	9	15	3	7	-57%	5	-40%
Other operating expenses	(12)	(6)	(4)	-	NA	-	NA
Results for participation in joint businesses	67	92	24	59	-59%	60	-60%

Operating income	60	106	24	67	-64%	68	-65%

RECPAM	-	12	-	72	-100%	-	NA
Finance income	7	14	1	5	-80%	4	-75%
Finance costs	(4)	(6)	(2)	(2)	-	(2)	-
Other financial results	(13)	108	17	(48)	NA	(46)	NA

Profit before tax	50	234	40	94	-57%	24	+67%

Income tax	231	(34)	22	(33)	NA	(42)	NA

Net income for continuing operations	281	200	62	61	+2%	(18)	NA

Discontinued operations	-	31	-	-	NA	-	NA

Net income for the period	281	231	62	61	+2%	(18)	NA

Adjusted EBITDA for continuing operations	145	171	40	45	-11%	43	-7%
Adjusted EBITDA for cont. and discontinued operations	145	193	40	46	-13%	43	-7%

Increases in PPE and intangible assets	3	7	-	1	-100%	1	-100%
Depreciation and amortization	-	1	-	1	-100%	-	NA

Note: * FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 37.11. For Transener, TGS and Refinor, Q4 18 figures were adjusted as of December 31, 2019, shown in US$ at closing FX of 59.89. Organic Δ: comparison between Q4 19 figures under FC US$ and Q4 18 under L&NC. For businesses under L&CC, comparison between Q4 19 and Q4 18 as of December 31, 2019. For further information, see sections 2.2 and 3 of this Earnings Release.

In the holding and others segment, without considering the equity income from joint businesses (Transener and TGS) and associates (Refinor), during Q4 19 no operating income was recorded, which represented an organic decrease of US$8 million compared to Q4 18, mainly explained by lower fees accrual and higher directors and syndicates’ fees, partially offset by lower fees to third-party services, which were redistributed among the operating segments.

Under IFRS, US$11 million decrease in  the financial results was recorded in Q4 19 compared to Q4 18, reaching a net gain of US$16 million, mainly due to the switch to FC US$ as from 2019, therefore in Q4 19 no RECPAM was recorded and a gain from FX difference was accrued as a result of the assignment of CPB’s AR$- loan for major maintenance to the holding segment for the Agreement for the Regularization and Settlement of Receivables with the WEM (gain from AR$ depreciation), whereas in Q4 18 under L&CC reporting, a gain from RECPAM was recorded due to the passive net monetary position of the segment. This effect was partially offset by a positive variation from FX difference, explained by the devaluation impact on the segment’s liabilities, a lower discount to fiscal credits and an improvement from the holding of financial instruments.

The adjusted EBITDA of our holding and others segment for continuing operations decreased organically by 7%, amounting to US$40 million in Q4 19. The adjusted EBITDA excludes equity income from our participation in TGS, Transener and Refinor, and in turn, considers a consolidation of EBITDAs adjusted by equity ownership in these businesses.

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16 The discontinued operations include the former refining and distribution segment, effectively divested in May 2018.

Pampa Energía ● Q4 19 Earning Release ● 24

The EBITDA adjusted by our direct and indirect ownership of 27.2% and 25.5% over TGS in Q4 19 and Q4 18, respectively, were US$26 million (implicit total of US$96 million), and US$25 million in terms of December 2019 (implicit total of US$94 million). The slight increase of the total adjusted EBITDA was mainly due to a better performance in general of the liquids and midstream segments, explained by higher export volume of propane and butane, lower cost per unit in US$ of natural gas employed as replacement of thermal reduction at Cerri Complex plant (offset by higher natural gas volume consumption), and higher revenue from the commissioning of natural gas transportation and conditioning services in Vaca Muerta. These effects were partially offset by the deferral of the semiannual cost variation update, which should have been applied as from October 201917, as well as the time mismatch between the measuring of semiannual cost variation update and its granting, which in a scenario with inflation and FX devaluation has a negative impact on regulated revenues. Moreover, the EBITDA was impacted by a drop in international prices of liquids and lower sales of ethane in terms of volume and price.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% amounted to US$ 9 million in Q4 19 (implicit total of US$34 million), slightly lower than Q4 18 in terms of December 2019, which was US$9 million (implicit total of US$35 million), mainly due to the time mismatch between the measuring of semiannual cost variation update and its granting, which in an inflationary scenario has a negative impact on Transener’s regulated revenues, in addition to the composition of the cost update formula, which replicates Transener’s cost structure, thus holding a larger weight for salary index, which was outpaced by CPI, PPI and US$ evolution. Moreover, the semiannual cost variation update corresponding to August 2018 was granted in November 2018 retroactively to August (thus impacting Q4 18). These effects were partially offset by the tariff increase according to RTI in August 2019, and to a higher inflation compared to the devaluation in Q4 19.

Finally, in Refinor, the proportional EBITDA adjusted by our stake of 28.5% in Q4 19 recorded a gain of US$5 million (implicit total of US$17 million), whereas in Q4 18 in terms of December 2019 was a gain of US$2 million (implicit total of a gain of US$6 million), mainly explained by lower costs of crude oil, the main cost input for the refinery, diluted in US$ due to the FX freeze, in addition to a gradual update of the fuel sales prices, both factors lasted until mid-November 2019 due to the SGE measure.

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17 For further information, see section 1.3 of this Earnings Release.

Pampa Energía ● Q4 19 Earning Release ● 25

3.6       Analysis of the Fiscal Year, by Subsidiary

Subsidiary In US$ million	Fiscal Year 2019				Fiscal Year 2018
	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]

Power Generation Segment
Diamante	61.0%	12	(26)	10	61.0%	10	(16)	6
Los Nihuiles	52.0%	11	(32)	14	52.0%	9	(22)	7
CPB	100.0%	27	57	20	100.0%	25	(8)	25

Greenwind		22	106	(1)		14	119	(22)
Non-controlling stake adjustment		(11)	(53)	0		(7)	(59)	11
Subtotal Greenwind adjusted by ownership	50.0%	11	53	(0)	50.0%	7	59	(11)

CT Barragán		80	287	40		-	-	-
Non-controlling stake adjustment		(40)	(144)	(20)		-	-	-
Subtotal CT Barragán adjusted by ownership	50.0%	40	144	20	0.0%	-	-	-

Pampa stand-alone, other companies, adjs. & deletions[1]	%nbsp;	333	388	175		311	596	73
Subtotal Power Generation		434	583	239		362	609	100

Electricity Distribution Segment
Edenor	54.4%	161	111	203	51.8%	229	97	114
Adjustments & deletions[1]		(4)	(0)	(105)	50%	(0)	(0)	(53)
Subtotal Electricity Distribution		157	111	98		229	97	61

Oil & Gas Segment
OldelVal		47	(9)	29		34	(9)	21
Non-controlling stake adjustment		(46)	9	(28)		(26)	7	(16)
Subtotal OldelVal adjusted by ownership	2.1%	1	(0)	1	23.1%	8	(2)	5

Pampa stand-alone, other companies, adjs. & deletions[1]	%nbsp;	172	889	62		256	961	(120)
Subtotal Oil & Gas		173	888	63		264	958	(115)

Petrochemicals Segment
Pampa Energía	100.0%	6	-	11	100.0%	(23)	-	(54)
Subtotal Petrochemicals		6	-	11		(23)	-	(54)

Holding & Others Segment
Transener		151	23	67		161	(25)	81
Non-controlling stake adjustment		(111)	(17)	(49)		(119)	19	(60)
Subtotal Transener adjusted by ownership	26.3%	40	6	18	26.3%	42	(7)	21

TGS		392	341	214		437	61	303
Non-controlling stake adjustment		(285)	(248)	(156)		(325)	(45)	(225)
Subtotal TGS adjusted by ownership	27.2%	106	93	58	25.5%	112	16	77

Refinor		21	14	2		5	(10)	(19)
Non-controlling stake adjustment		(15)	(10)	(2)		(4)	7	14
Subtotal Refinor adjusted by ownership	28.5%	6	4	1	28.5%	1	(3)	(5)

Pampa stand-alone, other companies, adjs. & deletions[1]		(7)	(30)	205		15	(235)	138
Subtotal Holding & Others		145	73	281		171	(229)	231

Deletions		-	(299)	-		(1)	(63)	1
Total Consolidated for Continuing Operations		915	1,356	692		1,001	1,373	224

Total Adjusted by Ownership		832	1,631	692		882	1,219	224

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Figures in nominal terms. Net debt includes holding companies. 3 Attributable to the owners of the company and does not include results from subsidiaries, but includes discontinued operations.

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3.7       Analysis of the Quarter, by Subsidiary

Subsidiary In US$ million	Fourth Quarter 2019				Fourth Quarter 2018
	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]

Power Generation Segment
Diamante[1]	61.0%	3	(26)	6	61.0%	2	(16)	(3)
Los Nihuiles	52.0%	3	(32)	11	52.0%	2	(22)	(2)
CPB	100.0%	7	57	(8)	100.0%	4	(8)	17

Greenwind		6	106	(2)		6	119	45
Non-controlling stake adjustment		(3)	(53)	1		(3)	(59)	(23)
Subtotal Greenwind adjusted by ownership	50.0%	3	53	(1)	50.0%	3	59	23

CT Barragán		41	287	33		-	-	-
Non-controlling stake adjustment		(21)	(144)	(16)		-	-	-
Subtotal CT Barragán adjusted by ownership	50.0%	21	144	16	0.0%	-	-	-

Pampa stand-alone, other companies, adjs. & deletions[1]	%nbsp;	70	388	(62)		87	596	100
Subtotal Power Generation		107	583	(38)		99	609	134

Electricity Distribution Segment
Edenor	54.4%	5	111	(29)	51.8%	(5)	97	(23)
Adjustments & deletions[1]		(1)	(0)	14		1	(0)	10
Subtotal Electricity Distribution		3	111	(15)		(5)	97	(13)

Oil & Gas Segment
OldelVal		13	(9)	7		10	(9)	7
Non-controlling stake adjustment		(13)	9	(7)		(8)	7	(5)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	23.1%	2	(2)	2

Pampa stand-alone, other companies, adjs. & deletions[1]	%nbsp;	20	889	(10)		43	961	103
Subtotal Oil & Gas		20	888	(10)		46	958	105

Petrochemicals Segment
Pampa Energía	100.0%	(2)	-	9	100.0%	(20)	-	1
Subtotal Petrochemicals		(2)	-	9		(20)	-	1

Holding & Others Segment
Transener		34	23	20		36	(25)	25
Non-controlling stake adjustment		(25)	(17)	(15)		(27)	19	(18)
Subtotal Transener adjusted by ownership	26.3%	9	6	5	26.3%	10	(7)	7

TGS		96	341	73		97	61	207
Non-controlling stake adjustment		(70)	(248)	(53)		(72)	(45)	(154)
Subtotal TGS adjusted by ownership	27.2%	26	93	20	25.5%	25	16	53

Refinor		17	14	15		6	(10)	(5)
Non-controlling stake adjustment		(12)	(10)	(11)		(4)	7	3
Subtotal Refinor adjusted by ownership	28.5%	5	4	4	28.5%	2	(3)	(1)

Pampa stand-alone, other companies, adjs. & deletions[1]		-	(30)	33		9	(235)	3
Subtotal Holding & Others		40	73	62		45	(229)	61

Deletions		1	(299)	1		(1)	(63)	1
Total Consolidated for Continuing Operations		170	1,356	9		164	1,373	289

Total Adjusted by Ownership		165	1,496	9		165	1,219	289

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Figures in nominal terms. Net debt includes holding companies. 3 Attributable to the owners of the company and does not include results from subsidiaries, but includes discontinued operations.

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4.        Glossary of Terms

Term	Definition
[Number of Quarter]Q[Year]	[Number of Quarter] Quarter of [Year]
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
BICE	Banco de Inversión y Comercio Exterior (Investment and Foreign Trade Bank)
BO	Boletín Oficial (Public Gazette)
Boe	Barrels of oil equivalent
BOPS	Bi–orientated polystyrene
BTU	British Thermal Unit
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A. (Argentine Wholesale Electricity Market Clearing Company)
CBs	Corporate Bonds
CC	Combined Cycle
CPB	Central Piedra Buena S.A.
CPD	Costo Propio de Distribución (Own Distribution Cost)
CPI	Consumer Price Index
CT	Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
CVP	Costo Variable de Producción (Variable Production Cost)
Dam[3]	Cubic decameters
DIGO	Guaranteed Availability Commitments
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FC US$	US Dollar as Functional Currency
FS	Financial Statements
FV	Face Value
FX	Nominal Exchange Rate
GT	Gas turbine
GU	Large Users
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GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the Month with a High Thermal Demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IEASA	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRS	International Financial Reporting Standards
IPIM	Índice de Precios Internos al por Mayor (Wholesale Domestic Price Index)
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
L&CC	Local and Constant Currency
L&NC	Local and Nominal Currency
M3	Cubic Meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million BTUs
MDP	Ministry of Productive Development (former SGE)
MEyM	Former Ministry of Energy and Mining
MW	Mega watt
MWh	Mega watt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company / the Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPE	Pampa Energía Wind Farm
PIST	Transportation System Entry Point or natural gas price at wellhead
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
RDSA	Rivera Desarrollos S.A.
RECPAM	Results from net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution / Resolutions
RTI	Integral Tariff Review
S&P	Standard & Poor’s Global Ratings
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SBR	Styrene Butadiene Rubber
SMEs	Small and Medium-sized Enterprises
SE	Secretariat of Energy
SEE	Subsecretariat of Electric Energy (former Secretariat of Electric Energy)
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
Solidarity Law	Social Solidarity and Productive Reactivation Law in the framework of Public Emergency, No. 27,541
SRRYME	Secretariat of Renewable Resources and Electricity Market
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín
TMB	Termoeléctrica Manuel Belgrano
Ton	Metric Ton
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
Unconventional Plan Gas	Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program, MEyM Res. No. 46, 419, 447 /2017 and 12/2018
US$	U.S. Dollars
VAD	Distribution Added Value
VAT	Value-added tax
WEM	Wholesale Electricity Market

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Pampa Energía ● Q4 19 Earning Release ● 29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2020

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.